UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Sprout Social, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 value per share
(Title of Class of Securities)

85209W 109
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 85209W 109	Schedule 13G	1

1	Names of Reporting Persons Aaron Edward Frederick Rankin
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,087,198
	6	Shared Voting Power 2,978,480
	7	Sole Dispositive Power 1,087,198
	8	Shared Dispositive Power 2,978,480
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,065,678
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.3%
12	Type of Reporting Person IN

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CUSIP No. 85209W 109	Schedule 13G	2

1	Names of Reporting Persons Yeming Shi Rankin
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,978,480
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,978,480
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,978,480
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person IN

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CUSIP No. 85209W 109	Schedule 13G	3

ITEM 1.	(a) Name of Issuer:
Sprout Social, Inc. (the “Issuer”)

(a)	Address of Issuer’s Principal Executive Offices:

c/o Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, IL 60603

ITEM 2.	(a) Name of Person Filing:
Each of Aaron Edward Frederick Rankin and Yeming Shi Rankin is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)	Address of Principal Business Office:
The address of the Reporting Persons is c/o Sprout Social, Inc., 131 South Dearborn St., Suite 700, Chicago, IL 60603.

(b)	Citizenship of each Reporting Person is:

The Reporting Persons are citizens of the United States.

(c)	Title of Class of Securities:

Class A common stock, par value $0.0001 value per share (“Common Stock”).

(d)	CUSIP Number:
85209W 109

ITEM 3.
Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information below represents beneficial ownership of Common Stock as of the completion of the Issuer’s initial public offering based upon 39,850,532 shares of Common Stock outstanding as of January 15, 2020 and assuming the exchange of all shares of Class B common stock beneficially owned by each Reporting Person on a one-for-one basis.

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CUSIP No. 85209W 109	Schedule 13G	4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Aaron Edward Frederick Rankin	4,065,678	9.3%	1,087,198	2,978,480	1,087,198	2,978,480
Yeming Shi Rankin	2,978,480	7.0%	0	2,978,480	0	2,978,480

Mr. Rankin has the sole power to vote and dispose of 1,087,198 shares of Class B common stock held in the Aaron Edward Frederick Rankin Revocable Trust, of which Mr. Rankin serves as the sole trustee.
In addition, Mr. Rankin and Mrs. Rankin may be deemed to have shared voting and dispositive power with respect to 2,978,480 shares of Class B common stock held in various family trusts, of which Mrs. Rankin serves as the trustee. Mr. Rankin disclaims beneficial ownership of such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
Not applicable.

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CUSIP No. 85209W 109	Schedule 13G	5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

AARON EDWARD FREDERICK RANKIN

By:    /s/ Heidi Jonas
Name:    Heidi Jonas
Title:     Attorney-in-fact for Aaron Edward Frederick Rankin

YEMING SHI RANKIN

By:    /s/ Yeming Shi Rankin

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CUSIP No. 85209W 109	Schedule 13G	6

LIST OF EXHIBITS

Exhibit No.	Description
24	Power of Attorney (incorporated by reference to Form 3 filed December 12, 2019).
99	Joint Filing Agreement.

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